SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/22/13


1. NAME OF REPORTING PERSON
Brooklyn Capital Management, LLC, Phillip Goldstein,
Andrew Dakos, Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [X]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,350,000

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,350,000
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,350,000  (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.57%

14. TYPE OF REPORTING PERSON

IA, IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of HF2 Financial Management Inc.
("HTWO" or the "Issuer").
The principal executive offices of HTWO are located at

999 18th Street STE 3000
Denver CO 80202


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Brooklyn Capital Management,LLC ("BCM") , Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c) BCM is a registered investment adviser. Messrs. Goldstein, Dakos and Samuels are control persons of BCM.

(d) n/a

(e) On October 17, 2007, the Massachusetts Secretary of State issued a permanent "obey the law" injunction and fined Messrs. Goldstein, Dakos and Samuels and certain related parties (collectively, the "Respondents") $25,000 for operating a non-password protected website containing information about certain unregistered investments and sending an e-mail about such investments to a Massachusetts resident who requested information.On April 5, 2012, the President signed the JOBS Act which expressly permits such acts. Consequently, on June 29, 2012, the Respondents submitted a motion to the Secretary to vacate his order.

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Brooklyn Capital Management.


ITEM 4. PURPOSE OF TRANSACTION
The shares of HTWO reported herein were acquired by Brooklyn Capital Management on behalf of its clients for investment purposes.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the S-1/A filed on March 21, 2013, there were 20,539,875 shares outstanding as of March 21, 2013. The percentage set forth herein was derived using such number. BCM, Phillip Goldstein, Andrew Dakos and Steven Samuels are deemed to be the beneficial owner of 1,350,000 shares of HTWO (or 6.57% of the outstanding shares) solely by virtue of BCM's power to direct the vote of, and dispose of, these shares. These 1,350,000 shares of HTWO are also beneficially owned by clients of BCM. The Reporting Persons disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(b) BCM has sole power to dispose of and vote the 1,350,000 shares. Messrs. Goldstein, Dakos and Samuels are control persons of BCM.


c) During the past 60 days the following shares of HTWO were purchased:

Date:		        Shares:		Price:
3/22/13			1,350,000	10.0000




d) Clients of BCM are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
BCM has agreed to vote its shares for any transaction that the board approves.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/2/2013

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

BROOKLYN CAPITAL MANAGEMENT, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 1st day of April, 2013, by and among Brooklyn Capital Management, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of H2 Financial Management, Inc.
(HTWO), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of HTWO;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BROOKLYN CAPITAL MANAGEMENT, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member